EXHIBIT NO. 99-D
                        KAMINE/BESICORP NATURAL DAM L.P.
                              Financial Statements
                           December 31, 1996 and 1995
                  (With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Partners
Kamine/Besicorp Natural Dam L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Natural Dam L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' deficiency, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Natural Dam L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



February 21, 1997

                        KAMINE/BESICORP NATURAL DAM L.P.
                                 Balance Sheets
                           December 31, 1996 and 1995


                             Assets                                    1996          1995


Current assets:
 Cash                                                              $  1,091,152      829,755
 Cash held in escrow                                                    665,218      451,145
 Accounts receivable                                                  1,592,073    1,284,559
 Prepaid expenses and other current assets                              279,347      253,911
                                                                    -----------   ----------
     Total current assets                                             3,627,790    2,819,370
                                                                    -----------   ----------
Facility under capital lease (note 4)                                71,272,406   71,272,406
 Less accumulated amortization                                        7,251,268    3,694,538
                                                                    -----------   ----------
     Facility under capital lease, net                               64,021,138   67,577,868
                                                                    -----------   ----------
Other assets:
 Cash held in escrow                                                  3,174,270    3,085,292
 Deferred fuel costs, less accumulated amortization of $614,865 and $331,081 at December 31, 1996 and 1995, respectively
   (note 7)                                                           1,135,135    1,418,919
                                                                    -----------   ----------
     Total other assets                                               4,309,405    4,504,211
                                                                    -----------   ----------
     Total assets                                                  $ 71,958,333   74,901,449
                                                                    -----------   ----------
                                                                    -----------   ----------
              Liabilities and Partners' Deficiency

Current liabilities:
 Current installments of long-term debt (note 5)                        472,347      452,790
 Accounts payable                                                       497,762      587,784
 Amounts due to related parties (notes 2 and 8)                       1,089,052      737,936
 Accrued expenses and other current liabilities                         649,694      657,570
 Obligations under capital lease (note 4)                             1,326,309    1,109,419
                                                                    -----------   ----------
     Total current liabilities                                        4,035,164    3,545,499
Long-term debt, excluding current installments (note 5)               4,231,984    4,704,331
Obligations under capital lease (note 4)                             69,812,681   71,138,989
Deferred gain on sale of Facility (note 3)                            4,228,921    4,463,861
                                                                    -----------   ----------
     Total liabilities                                               82,308,750   83,852,680
                                                                    -----------   ----------
Partners' deficiency (note 2):
 General partners                                                    (3,219,056)  (2,783,924)
 Limited partners                                                    (7,131,361)  (6,167,307)
                                                                    -----------   ----------
     Total partners' deficiency                                     (10,350,417)  (8,951,231)

Commitments (notes 4, 5, 6 and 7)                                   -----------   ----------
     Total liabilities and partners' deficiency                    $ 71,958,333   74,901,449
                                                                    -----------   ----------
                                                                    -----------   ----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                            Statements of Operations
                 Years ended December 31, 1996, 1995 and 19934


                                                      1996         1995           1994


Revenues (note 7)                                 $19,357,075   15,254,402     30,095,818
                                                   ----------   ----------     ----------
Operating expenses:
 Depreciation                                              --           --      2,576,899
 Amortization of asset under capital lease          3,556,730    3,596,043         98,495
 Fuel (note 1)                                      2,530,135    1,613,462     10,662,692
 ESA payments (note 7)                                     --      537,293        140,213
 Operations and maintenance (note 7)                  898,998      841,407      1,704,900
 Overhaul (note 7)                                         --           --        629,200
 Administrative fee (notes 2 and 8)                   329,368      318,786        307,980
 Insurance                                            243,502      253,537        313,645
 Amortization of financing costs (note 1)                  --           --        228,537
 Amortization of fuel costs                           283,784      283,784         47,297
 Utilities                                            399,606      290,519        370,692
 Property taxes                                       284,583      247,482        260,157
 Late fees (note 7)                                        --           --        210,000
 Other                                                174,253      175,158         51,418
                                                   ----------   ----------     ----------
     Total operating expenses                       8,700,959    8,157,471     17,602,125
                                                   ----------   ----------     ----------
     Income from operations                        10,656,116    7,096,931     12,493,693
                                                   ----------   ----------     ----------
Other income (expense):
 Interest expense                                  (9,140,381)  (9,213,444)    (8,332,431)
 Interest income                                      178,217      201,657         87,033
 Gain on sale of Facility (note 3)                    234,940      234,936          6,437
 Other expense                                        (42,179)     (31,169)      (145,477)
                                                   ----------   ----------     ----------
     Total other expense                           (8,769,403)  (8,808,020)    (8,384,438)
                                                   ----------   ----------     ----------
     Income (loss) before extraordinary item        1,886,713   (1,711,089)     4,109,255
Extraordinary item (note 1)                                --           --     (2,760,162)
                                                   ----------   ----------     ----------
     Net income (loss)                            $ 1,886,713   (1,711,089)     1,349,093
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                       Statements of Partners' Deficiency
                  Years ended December 31, 1996, 1995 and 1994


                                                    General      Limited          Total
                                                    partners     partners


Partners' deficiency at December 31, 1993          (1,058,943)  (1,802,819)     (2,861,762)
Partners' distributions (note 2)                   (1,288,457)  (2,193,865)     (3,482,322)
Net income (note 2)                                   499,164      849,929       1,349,093
                                                   ----------   ----------     -----------
Partners' deficiency at December 31, 1994          (1,848,236)  (3,146,755)     (4,994,991)

Partners' distributions (note 2)                     (698,244)  (1,546,907)     (2,245,151)
Partnership restructuring (note 2)                    294,704     (294,704)             --
Net loss (note 2)                                    (532,148)  (1,178,941)     (1,711,089)
                                                   ----------   ----------     -----------
Partners' deficiency at December 31, 1995          (2,783,924)  (6,167,307)     (8,951,231)

Partners' distributions (note 2)                   (1,021,900)  (2,263,999)     (3,285,899)
Net income (note 2)                                   586,768    1,299,945       1,886,713
                                                   ----------   ----------     -----------
Partners' deficiency at December 31, 1996         $(3,219,056)  (7,131,361)    (10,350,417)
                                                   ----------   ----------     -----------
                                                   ----------   ----------     -----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1996, 1995 and 1994

                                                               1996        1995           1994

Cash flows from operating activities:
 Net income (loss)                                         $ 1,886,713  (1,711,089)      1,349,093
 Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Depreciation                                                    --          --       2,576,899
    Amortization of Facility under capital lease             3,556,730   3,596,043          98,495
    Amortization of deferred financing costs (including
     write-off of balance of deferred financing cost)               --          --       2,988,699
    Amortization of fuel costs                                 283,784     283,784          47,297
    Amortization of deferred gain                             (234,940)   (234,936)         (6,437)
    Changes in operating assets and liabilities:
    Increase (decrease) in escrow accounts                    (303,051)    154,191      (3,514,361)
    Increase (decrease) in receivables                        (307,514)    (69,275)      1,711,913
    Increase (decrease) in prepaid expenses and other
      current assets                                           (25,436)    274,288        (192,148)
    Increase in deferred fuel costs                                 --          --      (1,750,000)
    Decrease in other assets                                        --          --         132,885
    Decrease in accounts payable                               (90,022)   (218,037)     (2,462,613)
    Increase (decrease) in due to related parties              351,116  (1,562,487)         88,987
    Decrease in accrued expenses and other current
      liabilities                                               (7,876)   (202,902)     (1,581,385)
    Decrease in deferred revenue                                    --          --      (2,254,686)
    Increase in accrued interest under capital lease                --     741,764         234,238
    Increase in deferred gain on sale of Facility                   --          --       4,705,234
                                                            ----------  ----------     -----------
    Net cash provided by operating activities                5,109,504   1,051,344       2,172,110
                                                            ----------  ----------     -----------
Cash flows from investing activities:
 Proceeds from sale of Facility, net                                --          --      70,037,297
 Deferred gain on sale of Facility                                  --          --      (4,705,234)
                                                            ----------  ----------     -----------
          Net cash provided by investing activities                 --          --      65,332,063
                                                            ----------  ----------     -----------
Cash flows from financing activities:
 Payments on capital lease obligation                       (1,109,418)         --              --
 Payments on construction loan                                      --          --     (68,596,205)
 Proceeds from long-term debt                                       --   1,306,590       5,443,560
 Payments on long-term debt                                   (452,790) (1,593,029)             --
 Partners' distributions                                    (3,285,899) (2,245,151)     (3,482,322)
                                                            ----------  ----------     -----------
          Net cash used in financing activities             (4,848,107) (2,531,590)    (66,634,967)
                                                            ----------  ----------     -----------
          Increase (decrease) in cash                          261,397  (1,480,246)        869,206
Cash at beginning of year                                      829,755   2,310,001       1,440,795
                                                            ----------  ----------     -----------
Cash at end of year                                        $ 1,091,152     829,755       2,310,001
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
Supplemental disclosure of cash flow information -
 cash paid during the year for interest                    $ 9,188,784   7,842,604       8,204,611
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
Noncash investing and financing activities:
 Capital lease                                             $        --          --      72,000,000
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
 Capital lease repricing adjustment (note 4)               $        --     727,594              --
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.

                         Notes to Financial Statements

                           December 31, 1996 and 1995



(1) Organization and Summary of Significant Accounting Policies

     Organization

     Kamine/Besicorp Natural Dam L.P. (the Partnership) is a Delaware limited partnership formed on August 1, 1991. The Partnership was organized for the purpose of constructing, owning and operating a 49- megawatt cogeneration facility (the Facility) on premises leased from James River Paper Company, Inc. (James River) in Gouverneur, New York (premises sold to Fonda Group, Inc. (Fonda) on May 6, 1996). The Facility is operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

     The general partners of the Partnership are Kamine Natural Dam Cogen Co., Inc. (KNDCCI) and Beta Natural Dam, Inc. (a subsidiary of Besicorp Group Inc. (Besicorp)), which retain a 16% and 21% interest in the Partnership, respectively. The limited partners are Kamine Development Corp. (KDC) and Beta N Limited (a subsidiary of Besicorp), which retain a 34% and 29% interest in the Partnership, respectively. On May 3, 1995, KNDCCI restructured its 16% general partner interest in the project to a 5.9% limited partner interest and a 10.1% general partner interest. KDC and KNDCCI assigned the economic rights of their limited partner interests in the Partnership to a trust, with Chemical Bank as trustee, on May 3, 1995.

     The Facility began commercial operations on July 6, 1993. Prior to July 6, 1993, the Facility was under construction, with its only activities consisting of expenditures for construction, financing and other related costs. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 96%, 98% and 98% of total revenues in 1996, 1995 and 1994, respectively.

     The Partnership conveyed ownership of the Facility to the St. Lawrence County Industrial Development Agency (IDA). The tax-exempt status of the IDA exempts the project from property taxes during IDA ownership. Payments in lieu of real property taxes (PILOT) are made to the IDA under a PILOT Agreement. The IDA has appointed the Partnership as its agent and was to convey the Facility to the Partnership in accordance with an installment sale agreement.

     The Partnership's interest in the Facility was sold to General Electric Capital Corporation (GECC) on December 22, 1994 and leased back by the Partnership. GECC entered into a Trust Agreement with Manufacturers and Traders Trust Company (M&T) as of December 9, 1994 to engage M&T as Owner Trustee. In connection with the sale of the Partnership's interest in the Facility, the installment sale agreement was assigned to M&T.

(1), Continued

     Summary of Significant Accounting Policies

     Plant and Equipment

     Prior to the sale of the Partnership's interest in the Facility, plant and equipment was stated at cost, less accumulated depreciation. Maintenance and repairs which did not enhance the value or increase the basic productive capacity of the asset were charged to operations as incurred. Depreciation of assets was computed on a straight-line method over their useful lives of 25 years, commencing on the date the Facility was placed into service.

     Effective November 3, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 7). The effect of this change in estimate was immaterial to the 1994 statement of operations.

     At the sale date, the net book value of $65,332,063 was recorded as a cost of the sale.

     Amortization of Capital Lease

     Amortization of the Facility under capital lease is computed using the straight-line method over the lease term.

     Deferred Financing Costs

     The deferred financing costs were being amortized on a straight-line basis over the life of the expected permanent financing, which was 13 years, commencing on the date the Facility was placed into service. Amortization charged to operations for the year ended December 31, 1994 was $228,537.

     On the date of sale of the Facility to GECC, the term loans were repaid and the unamortized deferred financing costs of $2,760,162 were expensed and recorded as an extraordinary item in connection with the early retirement of debt.

     Deferred Fuel Cost

     The cost associated with modifying the fuel arrangements until January 1, 2001 to accommodate revised PPA terms (see note 7) is deferred and amortized during the period from November 1, 1994 (the date the modifications became effective) through December 31, 2000.

(1), Continued

     Revenue Recognition

     Revenues are recognized as earned.

     Gain on Sale

     The gain from the sale of the Facility has been deferred and is being recognized on a straight-line basis over the lease term.

     Income Taxes

     Income taxes will not be provided for since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

     Fuel Sales

     Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to disposition of such excess capacity in 1995 and 1994 totaled $34,292 and $436,583, respectively. There were no sales related to disposition of excess capacity in 1996.

     Escrow Accounts

     An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is Summit Bank (Summit), formerly United Jersey Bank. Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as escrow accounts. The escrow accounts at December 31, 1996 and 1995 consist of a current account principally for the payment of taxes and insurance, and two long-term accounts - a reserve for lease payments and an escrow account for restart costs of the Facility (expected to be incurred in late 2000).

     Financial Instruments

     Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of such instruments. Management believes that the carrying amounts of long-term debt approximate fair value based on rates that would be offered to the Partnership with similar maturities and characteristics.

(1), Continued

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Partnership adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be
Disposed Of," as of January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this statement did not have an impact on the Partnership financial position or results of operations.

     Use of Estimates

     In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

     Risks and Uncertainties

     The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

     The regulated investor-owned utility industry is presently subject to considerable market pressures and changes in the Federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York setting forth numerous restructuring proposals, including a significant reduction in the price for power purchased from independent power producers currently under contract with NIMO. The Partnership expects many of NIMO's proposals to be strongly contested, including the significant reduction in the price for power. NIMO has also stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and securities. The PPA of the Partnership is included among these contracts. Discussions between NIMO and the holders of the power contracts are continuing. The outcome of the industry trends, regulatory changes, the NIMO filing and NIMO's financial viability cannot presently be determined.

     Relassification

     Certain items in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

(2) Allocation of Income, Losses and Cash Distributions

     A separate capital account is established and maintained for each partner. Each account shall be (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, and any increase in such partner's share of the liabilities of the Partnership and the amount of the Partnership's liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any of the Partnership's assets distributed to such partner, the amount of losses allocated to such partner, and any decrease in such partner's share of the liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

     Profits and losses for any calendar year or portion of such year are allocated among the partners in proportion to their percentage ownership interests, except that any net losses of the Partnership will be allocated among the partners in accordance with the positive balances in their capital accounts, and thereafter any remaining losses will be allocated according to the percentages of ownership.

     The partners' capital accounts were restructured in 1995 to reflect KNDCCI's change in its general partner interest from a 16.0% general partner interest to 10.1%, in exchange for a 5.9% limited partner interest. The net effect of this change is a $294,704 decrease in the general partners' deficiency account balance and a similar increase in the limited partners' deficiency account balance.

(2), Continued

     Net cash flow, as defined, for each calendar quarter is distributed to the partners in accordance with their percentage ownership interests. In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a .769% (.75% plus 2.5% surcharge thereon) rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. Partners' distributions in 1996, 1995 and 1994 were for payment of such taxes, as well as net cash flow distributions.

     The partners have a deficiency in their partners' capital account balance as a result of distributions over their proportionate share of net income. Management anticipates that the deficiencies in the partners' capital account balance will reverse in subsequent years.

     In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates receive an administrative fee of $300,000 per annum (escalated for changes in an Employment Cost Index) and development fees under various contractual agreements.

(3) Sale of Facility

     The Partnership's interest in the Facility was sold on December 22, 1994 to GECC for $72,000,000. Proceeds from the sale were used to repay the outstanding loans, pay a fee to GECC and to partially fund transaction costs. A gain on sale of $4,705,234 was deferred and is being recognized over the term of the lease. In 1996, 1995 and 1994, $234,940, $234,936 and $6,437, respectively, of the gain was recognized.

(4) Lease of Facility

     The Partnership entered into a Lease Agreement with M&T on December 22, 1994 to lease the Facility for 20 years with an option to renew for up to eight years at a fair market rental value. The lease is recorded as a capital lease. The lease was subject to repricing to account for changes in assumptions and estimated costs related to certain transaction expenses and the construction costs of other equipment.

     On December 20, 1995 (the repricing date), construction of other equipment was completed and all rights, title and interest in such equipment was transferred to M&T. In addition, the rental payments were revised on the repricing date to account for the changes in assumptions and estimated costs. As a result of the change in rental payments, the Facility under capital lease and related lease obligation were decreased by $727,594 on December 20, 1995.

(4), Continued

     At December 31, 1996, the future minimum annual lease payments for the capital lease obligation are as follows:


1997                                        $   9,700,570
1998                                            9,700,570
1999                                            9,700,570
2000                                            9,700,570
2001                                            9,700,570
Thereafter                                    119,706,843
                                              ------------
                                              168,209,693
Less interest                                  97,070,703
                                              ------------
     Future minimum annual lease payments   $  71,138,990
                                              ------------
                                              ------------



The lease payments made in 1995 were interest only as the payments under the lease were less than the imputed interest under the lease capitalization.

Included in obligations under capital leases at December 31, 1995 is accrued interest of $741,764.

(5) Financing

     Construction financing of $78,400,000 was provided by GECC, with the Facility serving as collateral. Interest was charged at the greater of the Bankers Trust Company prime rate plus 1.5% or an average 30-day LIBOR rate plus 0.5%. The maturity of the loans was extended to December 31, 1994 and terms were implemented on an interim basis consistent with permanent financing as provided for in the project documents as of October 1, 1993. These terms provided for a 13-year loan with quarterly payments commencing on December 31, 1994 with a fixed interest rate of 11.38%. In addition, GECC received supplemental payments to enable achievement of target yields. On December 22, 1994, the construction loans were repaid from the proceeds of the sale of the Facility.

     The Partnership and GECC entered into a Working Capital Agreement on August 16, 1993 which provided a working capital facility in a maximum amount of $3,000,000. GECC received a commitment fee paid quarterly in arrears equal to 3/8% per annum of the average daily amount of the undrawn portion of the working capital line of credit during such quarter. Borrowings incurred interest daily at a rate per annum equal to GECC's 30-day Commercial Paper Rate plus 4.5%. This agreement was terminated on the date of the sale of the Facility.

(5), Continued

     On December 9, 1994 a Term Loan, a Working Capital and Letter of Credit Financing Agreement was entered into with GECC. It provided for a Tranche A Term Loan for up to $1,500,000 to fund construction for certain alterations to the Facility, which were purchased by GECC. In connection therewith, the Tranche A Term Loan was repaid in December 1995. In addition, a Tranche B Term Loan for up to $4,500,000 ($3,398,707 and $3,597,685 outstanding at December 31, 1996 and
1995, respectively) was provided to fund transaction costs not funded by the sale proceeds, operator demobilization costs and an initial lease reserve amount which will be repaid over 12 years. GECC also provided for $1,750,000 ($1,305,624 and $1,559,436 outstanding at December 31, 1996 and 1995, respectively) to fund the payment made to Norcen Energy Resources Limited (NORCEN), formerly North Canadian Marketing Inc. (see note 7) pursuant to the Second Amendment to the Gas Purchase Agreement which will be repaid over six years. The Tranche A and B Term Loans carried an interest rate based on either the Commercial Paper Rate or the annual yield on ten-year U.S. Treasury obligations, as defined in the agreement, plus 4.5%. The interest rate on the $1,750,000 loan is at 12.49%. An amendment to the Tranche B Term Loans was entered into on December 20, 1995, which fixed the interest rate at 10.21% effective December 1, 1995. A Working Capital Commitment of $3,000,000 is available to the Partnership as well as up to $5,000,000 for letters of credit related to fuel obligations. At December 31, 1996 and 1995, there were no borrowings outstanding under the Working Capital Commitment. At December 31, 1996, the Partnership had open letters of credit of $1,450,000.

     The total amounts of long-term debt due during each of the next five years are as follows:


Year ending December 31:
     1997                           $  472,347
     1998                              530,502
     1999                              595,892
     2000                              668,457
     2001                              309,147
                                     ---------
                                     ---------



     The Partnership also entered into an Alternate Working Capital Agreement with Summit as of June 29, 1992. Summit provided a $2,000,000 line of credit secured by receivables and inventory of the Project. Summit received an annual facility fee of .50% of the committed facility and received interest at the rate of 1% above its Floating Base Rate (prime) on amounts borrowed. There were no outstanding borrowings at December 31, 1995. This agreement expired as of June 30, 1996.

(6) Lease of Land

     The Facility is on a parcel of land owned by Fonda adjacent to its paper mill. The land is leased to the Partnership. In 1994, the lease was amended to extend the term to 45 years from the start of commercial operation. The rental payment is nominal for the first five years, then $200,000 per year for years six through 25 and nominal thereafter. The lease has been assigned to M&T in connection with the sale of the Facility.

(7) Commitments

     Affiliates of the Partnership entered into a PPA with NIMO dated as of December 4, 1987, with amendments dated August 28, 1989, October 19, 1990 and September 26, 1991. The PPA was assigned to the Partnership on November 1, 1991. NIMO agreed to purchase all electricity generated by the Facility for the term of 25 years from the date of commercial operation.

     In 1993, the Partnership entered into an amendment to the PPA which required payments on different bases during defined periods. During Period 1, as defined, NIMO was to pay $60.00 per megawatt-hour for the first 400,000 megawatt-hours per year, with the difference between $60.00 and the contract schedule avoided cost rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). Period 1 was to continue until the adjustment account equaled zero. During Period 2, as defined, NIMO was to purchase electricity at 95% of the contract schedule avoided cost rates for the first 400,000 megawatt-hours per year with the difference between those amounts and 95% of the actual avoided cost tariff rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). Period 2 was to continue until the 15th anniversary of commercial operation. During Period 3, as defined, NIMO was to purchase the electricity at 90% of the actual avoided cost tariff rates plus or minus an adjustment defined in the agreement to reduce the adjustment account to zero by the end of the term of the PPA. During all periods, amounts in excess of 400,000 megawatt-hours per year were to be purchased by NIMO at the actual energy-only avoided cost tariff rate. The adjustment account balance was secured by a lien on the Facility that was subordinate to GECC's security.

     An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 3, 1994. The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from November 3, 1994. In addition, during the period through January 1, 2001, the Facility is expected to be on standby availability and will not generate electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. Also, the NIMO adjustment account of $3,442,209 at November 3, 1994 was eliminated and was included in 1994 revenues as a result of the amended and restated PPA. In addition, the Partnership became obligated to pay NIMO $210,000 for commencing the PPA after August 4, 1994.

(7), Continued

     The Partnership is to receive annual capacity payments from NIMO which it expects to be more than sufficient to cover debt service and fixed costs during the standby availability period.

     The Partnership entered into an Energy Service Agreement (ESA) with James River dated as of November 29, 1991 and amended and restated as of October 21, 1994. James River will purchase mill requirements for steam from the Facility for the term of 45 years from the start of commercial operation, at a price set forth in and adjusted pursuant to the amended and restated ESA, which will be multiplied by .5 for the first five years of operation and none thereafter. If the Partnership is unable to provide steam to the mill, it is obligated to reimburse them for their incremental cost to produce their own steam. In conjunction with the sale to Fonda (see note 1), all of James River's rights, title and interest in and to the ESA and Ground Lease, were transferred to Fonda.

     The Partnership entered into a natural gas Peak Shaving Supply Agreement with The Consumers' Gas Company Limited (Consumers) as of August 1, 1991, amended as of October 25, 1994. Under this agreement, Consumers can take the Partnership's contracted natural gas, subject to defined limitations, for up to 30 days each year. As compensation, the Partnership receives a fee of $2.00 per million cubic feet of gas taken pursuant to the agreement plus the excess cost of alternate fuel. A portion of the compensation is advanced as an annual minimum payment of $240,000. Revenues realized pursuant to this agreement were $360,000, $240,000 and $251,982 in 1996, 1995 and 1994, respectively.

     The Partnership entered into an Operation and Maintenance Agreement (O&M Agreement) with Stewart & Stevenson Operations, Inc. (the Operator) dated as of November 1, 1991. The O&M Agreement was amended and restated as of October 21, 1994 to conform with the plan for operations associated with the amended and restated PPA. Under the amended agreement, the Operator will operate and maintain the Facility for a period of 12 years and one successive six-year term, unless 12 months' prior notice is given by the Partnership to the Operator. While the Facility is on standby, compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per equivalent operating hour, as defined, per year escalated by producer price index (PPI) plus letter of credit fees and insurance premium less interruption payments. When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year for major facility overhauls, both amounts subject to escalation for PPI. In addition, the Operator will be reimbursed for demobilization costs of up to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST). This agreement also provided for the Partnership to pay the Operator a mobilization fee, as defined, of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date, as defined. In addition, this agreement provided for the Operator to receive a bonus or be obligated to pay a penalty based on a performance factor, as defined.

(7), Continued

     The Partnership has entered into various contracts for the supply and transportation of natural gas to the project. Natural gas is supplied by NORCEN. Transportation of natural gas by pipelines is by TransCanada Pipelines Limited
(TCPL) from a point near the Alberta/Saskatchewan border to the Province of Quebec near the Canada/U.S. border; by the Iroquois Gas Transmission System, L.P. to the Route 58 gate station connection with St. Lawrence Gas Company, Inc. in upstate New York; and by St. Lawrence Gas Company, Inc. to the Facility. In 1994, the gas supply agreement with NORCEN was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to NORCEN. In connection with the amended and restated agreement, the Partnership paid NORCEN $1,750,000. The unamortized cost is included in deferred fuel cost at December 31, 1996 and 1995. In addition, the Facility has the capacity to utilize Number 2 heating oil as an alternative fuel. The Partnership maintains an open account with Sprague Energy to purchase such fuel.

     The aforementioned agreements have been assigned to M&T in connection with the sale of the Facility.

     On July 19, 1995 the Partnership entered into a Guarantee Agreement with GECC to induce, execute and deliver a $4,000,000 Pipeline Loan Agreement with St. Lawrence Gas Company, Inc. Under the Guarantee Agreement, the Partnership has unconditionally guaranteed the payment of principal and interest ($3,756,767 outstanding at December 31, 1996) on the Pipeline Loan Agreement and all other amounts due GECC under such agreement.

(8) Related-party Transactions

     Affiliates of the general partners receive an administrative fee for managing the operations of the Partnership. The administrative fee for 1996, 1995 and 1994 was $329,368, $318,786 and $307,980, respectively.

     On December 9, 1994, the Partnership entered into an interfacility loan agreement with Kamine/Besicorp South Glens Falls L.P. (KBSGF) and Kamine/Besicorp Carthage L.P. (KBC). The agreement allows the Partnership to borrow funds or advance funds to the extent of available cash, as defined in the loan agreement. Such loans to or from either KBSGF or KBC are required when there are insufficient funds available to pay certain current obligations. At December 31, 1996 and 1995, there were no outstanding amounts due to or from KBSGF or KBC.